UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SCICLONE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value US$0.001 per share

(Title of Class of Securities)

80862K104

(CUSIP Number)

Ms. Shirley Lin
Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue
Beijing 100004, People’s Republic of China
Phone: +86 10 5961-1212

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Trade Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,766,061
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,766,061
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,766,061[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%[2]
14.	TYPE OF REPORTING PERSON CO

1 See item 5 below.

2 Percentage calculated based on 50,250,672 shares of Common Stock issued and outstanding as of August 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the second quarter of 2015 filed with the SEC on August 10, 2015.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL China Opportunities Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,766,061
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,766,061
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,766,061[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%[2]
14.	TYPE OF REPORTING PERSON PN

1 See item 5 below.

2 Percentage calculated based on 50,250,672 shares of Common Stock issued and outstanding as of August 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the second quarter of 2015 filed with the SEC on August 10, 2015.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Capital Management GP L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,766,061
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,766,061
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,766,061[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%[2]
14.	TYPE OF REPORTING PERSON PN

1 See item 5 below.

2 Percentage calculated based on 50,250,672 shares of Common Stock issued and outstanding as of August 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the second quarter of 2015 filed with the SEC on August 10, 2015.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Capital Management GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,766,061
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,766,061
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,766,061[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%[2]
14.	TYPE OF REPORTING PERSON CO

1 See item 5 below.

2 Percentage calculated based on 50,250,672 shares of Common Stock issued and outstanding as of August 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the second quarter of 2015 filed with the SEC on August 10, 2015.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Partners Capital Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,766,061
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,766,061
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,766,061[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%[2]
14.	TYPE OF REPORTING PERSON CO

1 See item 5 below.

2 Percentage calculated based on 50,250,672 shares of Common Stock issued and outstanding as of August 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the second quarter of 2015 filed with the SEC on August 10, 2015.

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: Zhenfu Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,766,061
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,766,061
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,766,061[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%[2]
14.	TYPE OF REPORTING PERSON IN

1 See item 5 below.

2 Percentage calculated based on 50,250,672 shares of Common Stock issued and outstanding as of August 5, 2015, as reported in the Issuer’s quarterly report on Form 10-Q for the second quarter of 2015 filed with the SEC on August 10, 2015.

INTRODUCTORY NOTE

This amendment No. 3 (this “Amendment No. 3”) relates to the common stock, par value $0.001 each (the “Common Stock”), issued by SciClone Pharmaceuticals, Inc., a Delaware Corporation (the “Issuer”). This Amendment No. 3 is being filed jointly by GL Trade Investment Limited (“GL Trade”), GL China Opportunities Fund L.P. (“GL Fund”), GL Capital Management GP L.P. (“GL Capital”), GL Capital Management GP Limited (“GL Management”), GL Partners Capital Management Limited (“GL Partners”), and Mr. Zhenfu Li (collectively, the “Reporting Persons”) pursuant to their Joint Filing Agreement dated as of November 19, 2012, filed with the Schedule 13D as Exhibit 99.1 and incorporated herein by reference.

This Amendment No. 3 amends and supplements the statement on the Schedule 13D filed on November 19, 2012, November 21, 2013 and August 17, 2015, respectively (the “Schedule 13D”), on behalf of the Reporting Persons with the United States Securities and Exchange Commission. Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) – (b) With respect to each of the Reporting Persons, the responses to Rows (7) through (13) of the cover pages of this Amendment No. 3 are hereby incorporated by reference in this Item 5.

4,766,061 shares of Common Stock are owned directly by GL Trade. GL Fund owns 100% of the voting interests in GL Trade. GL Capital is the general partner of GL Fund. GL Management is the general partner of GL Capital. GL Partners owns 51% of the voting interests of GL Management.

(c) Set forth below are transactions effected by GL Trade in the Common Stock in the past sixty (60) days constituting all of the transactions effected by the Reporting Persons in the Company’s Common Stock in the past 60 days. The transactions were made in broker facilitated trades with open market settlement.

Trade Date	Quantity	Purchase (P)/ Sale (S)	Price per Security*	Aggregate Purchase Price
2015/7/9	15,945	S	$11.1188	$177,289.27
2015/8/11	246,650	P	$7.8137	$1,927,249.11
2015/8/12	6,970	P	$7.9629	$55,501.41
2015/8/13	110,737	P	$8.1742	$905,186.39
2015/8/14	140,831	P	$8.1090	$1,141,998.58
2015/8/17	140,656	P	$8.3450	$1,173,774.32
2015/8/18	160,000	P	$8.2163	$1,314,608.00
2015/8/19	121,734	P	$8.2840	$1,008,444.46
2015/8/20	80,266	P	$8.3559	$670,694.67

________________

* Excluding brokerage commissions.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2015

GL Trade Investment Limited

By:	/s/ Hu Chou Hui
	Name:	Hu Chou Hui
	Title:	Director

GL China Opportunities Fund L.P. By: GL Capital Management GP L.P., its General Partner By: GL Capital Management GP Limited, its General Partner

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Chief Executive Officer

GL Capital Management GP L.P. By: GL Capital Management GP Limited, its General Partner
By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Chief Executive Officer

GL Capital Management GP Limited

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Director

GL Partners Capital Management Limited

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Director

Mr. Zhenfu Li

By:	/s/ Zhenfu Li